CUNA Brokerage Services, Inc.
Notes to Financial Statements
Year Ended December 31, 2015

Note 1: Organization and Description of Business

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is wholly-owned by CMFG Life Insurance Company ("CMFG Life"). CMFG Life is a life insurance company organized under the laws of Iowa for the primary purpose of serving the insurance needs of credit unions and their members. The Company's ultimate parent is CUNA Mutual Holding Company ("CMHC"), a mutual insurance holding company organized under the laws of Iowa.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisors Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company markets mutual funds, unit investment trusts, variable annuities, single premium deferred annuities, flexible premium variable life insurance, individual bonds and stocks, public limited partnerships and financial planning services primarily to credit union members. Some of the aforementioned product offerings are products managed by affiliates of the Company. The Company is an introducing broker. As such, the Company accepts customer orders but does not hold customers' funds or investments. Rather, the Company arranges for other brokers to clear the transactions on behalf of the customer.

As discussed in Note 7, CMFG Life and its affiliates provide substantially all of the services required in the conduct of the Company's operations. The results of the Company's operations may have materially differed from the results reflected in the accompanying financial statements if the Company did not have these relationships.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include unrestricted deposits in financial institutions and money market mutual funds.

Receivables for Commissions and Commissions and Accounts Payable—Receivables primarily represent an estimate of trailing commissions due to the Company from the mutual fund families based on a percentage of the customers' assets under management and commissions (including affiliate) due for the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives, both affiliated and unaffiliated, in connection with such estimated trailing commissions and sales.

Receivables - other—Primarily includes receivables for marketing support fees, fee revenue and amounts owed from a clearing firm.

Debt Securities—Investments in debt securities are carried at fair value with unrealized holding gains and losses included in net income. Realized gains and losses on the sale of investments are determined on a specific identification basis and are recorded on the trade date.

Other Assets—Other assets mainly consists of advanced payments related to agreements with various credit unions to exchange up-front payments for marketing and administrative support of CBSI's brokerage program, and exclusive rights to the brokerage relationship. The advanced payments related to these agreements are being amortized over the life of the contract, which ranges from two to five years. Other assets also includes general prepaid fees and expenses.

Brokered Commission Revenue—Brokered commission revenue relates to customers' transactions in mutual fund and insurance products, some of which are products of CMFG Life and MEMBERS Life Insurance Company ("MLIC"), a wholly owned subsidiary of CMIC. The Company primarily generates two types of commission revenue: front-end sales commission that is recognized as revenue on a trade-date basis, as well as trailing commission which is recognized as revenue when earned based on a percentage of the customers' assets under management.

Fee Revenue—Fee revenue mainly consists of managed account program fees for advisory services and 12b-1 fees (distribution fees). Managed account fees are based on a percent of assets under management and are generally received quarterly and recognized ratably over the quarter. Payments for 12b-1 fees are based on assets under management and are recorded as revenue when earned on an accrual basis.

Wholesaling Commission Revenue—Wholesaling commission revenue consists of wholesaling commissions and marketing support fees. Wholesaling commissions are received from an unaffiliated insurer for assisting in marketing to retail brokers and insurance agencies on behalf of the insurer. These commissions are based on a percent of deposits and are recorded on an accrual basis. Marketing support fees are based on sales or assets under management and are estimated and accrued monthly.

Commission Expense—Commission expense related to customers' transactions in mutual fund and insurance products, some of which are products of CMFG Life and MLIC, are recorded on an accrual basis and are included in commissions, compensation and benefits in the statement of income (loss).

Clearing -Transaction Fees—Certain securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Income Taxes—The Company records income taxes in accordance with Accounting Standards Codification Topic No. 740, *Income Taxes*. The Company recognizes deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured by applying the enacted tax rates to the difference between the financial statement and tax basis of assets and liabilities. The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the asset will not be realized.

For federal income taxes, the Company records current tax benefits and deferred tax assets utilizing a benefits-for-loss approach. Under this approach, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable by the consolidated group of which the Company is a member even if the benefits would not be realized on a stand-alone basis. The Company records a valuation allowance for federal deferred tax assets if it determines it is more likely than not that the asset will not be realized by the consolidated group. For state income taxes, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable as determined on a stand-alone basis.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include investment valuations, receivables for trailing commissions and other revenue. Actual results could differ from those estimates.

Accounting Standards Updates Pending Adoption

In May 2014, the Financial Accounting Standards Board ("FASB") issued a comprehensive new revenue recognition standard, Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09").   The new standard will supersede nearly all existing revenue recognition guidance by establishing a five step, principles-based process; however, it will not impact the accounting for insurance contracts, leases, financial instruments, and guarantees. For those contracts that are impacted by the new guidance, ASU 2014-09 will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In July 2015, the FASB approved the deferral of ASU 2014-09 for one year and it is effective for annual and interim reporting periods beginning in 2018. Early adoption in 2017 will be permitted. The Company is currently evaluating the impact of ASU 2014-09 on its financial statements.

Note 3: Investments

The amortized cost and estimated fair values of debt securities at December 31, 2015 are as follows:

	Amortized Cost	Estimated Fair Value
Domestic corporate securities	$ 17,150,841	$ 17,301,846
Foreign corporate securities	3,061,948	2,948,038
Total debt securities	$ 20,212,789	$ 20,249,884

The amortized cost and estimated fair values of investments in debt securities at December 31, 2015, by contractual maturity, are as follows:

	Amortized Cost	Estimated Fair Value
Due after one year through five years	$ 3,019,814	$ 2,983,551
Due after five years through ten years	17,192,975	17,266,333
Total debt securities	$ 20,212,789	$ 20,249,884

Note 4: Fair Value

The Company uses fair value measurements to record the fair value of certain assets.

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value of assets into three broad levels. The Company has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, as follows:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.

- Level 2: All significant inputs are observable, either directly or indirectly, other than quoted prices included in Level 1, for the asset. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3: One or more significant inputs are unobservable and reflect the Company's estimates of the assumptions that market participants would use in pricing the asset, including assumptions about risk.

For purposes of determining the fair value of the Company's assets, observable inputs are those inputs used by market participants in valuing financial instruments, which are developed based on market data obtained from independent sources. In the absence of sufficient observable inputs, unobservable inputs, reflecting the Company's estimates of the assumptions market participants would use in valuing financial assets, are developed based on the best information available in the circumstances. The Company uses prices and inputs that are current as of the measurement date. In some instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy requires the use of market observable information when available for measuring fair value. The availability of observable inputs varies by investment. In situations where the fair value is based on inputs that are unobservable in the market or on inputs from inactive markets, the determination of fair value requires more judgment and is subject to the risk of variability. The degree of judgment exercised by the Company in determining fair value is typically greatest for investments categorized in Level 3. Transfers in and out of level categorizations are reported as having occurred at the end of the quarter in which the transfer occurred.

Valuation Process

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance on the overall reasonableness and consistent application of valuation methodologies and inputs and compliance with accounting standards through the execution of various processes and controls designed to provide assurance that the Company's assets are appropriately valued.

The Company has policies and guidelines that require the establishment of valuation methodologies and consistent application of such methodologies. These policies and guidelines govern the use of inputs and price source hierarchies and provide controls around the valuation processes. These controls include appropriate review and analysis of prices against market activity or indicators of reasonableness, approval of price source changes, price overrides, methodology changes and classification of fair value hierarchy levels. The valuation policies and guidelines are reviewed and updated as appropriate.

Transfers Between Levels

There were no transfers between levels during the year ended December 31, 2015.

Fair Value Measurement – Recurring Basis

The following table summarizes the Company's assets that are measured at fair value on a recurring basis as of December 31, 2015.

Assets, at Fair Value	Level 1	Level 2	Level 3	Total
Cash equivalents[1]	$ 2,846,589	$ -	$ -	$ 2,846,589
Debt securities				
Domestic corporate securities	-	17,301,846	-	17,301,846
Foreign corporate securities	-	2,948,038	-	2,948,038
Total debt securities	-	20,249,884	-	20,249,884
Total assets	$ 2,846,589	$ 20,249,884	$ -	$ 23,096,473

[1]Excludes cash of $87,081 that is not subject to fair value accounting.

Determination of Fair Values

The Company determines the estimated fair value of its investments using primarily the market approach and the income approach. The use of quoted prices and matrix pricing or similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach. A summary of valuation techniques for classes of financial assets by fair value hierarchy level are as follows:

Level 1 Measurements

Cash equivalents: Consists of money market funds; valuation is based on the closing price as of the measurement date.

Level 2 Measurements

Domestic corporate securities: Valued based on observable inputs such as the U.S. Treasury yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Foreign corporate securities: Valued based on observable inputs such as the applicable, country-specific market yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Fair Value Measurements for Financial Instruments Not Reported at Fair Value

Cash: The carrying amount of $87,081 approximates its fair value due to its short term nature.

Note 5: Income Taxes

The Company is included in the consolidated federal income tax return filed by CMHC, the Company's ultimate parent. The Company has entered into a tax sharing agreement with CMHC and its subsidiaries. The agreement provides for the allocation of tax expense based on each subsidiary's contribution to the consolidated federal income tax liability. Pursuant to the agreement, subsidiaries that have incurred losses are reimbursed regardless of the utilization of the loss in the current year.

Income tax benefit for the year ended December 31, 2015 is as follows:

		2015
Current tax expense (benefit):		
Federal	$	(4,438,484)
State		28,002
Total current income tax (benefit)		(4,410,482)
Deferred income tax expense:		
Federal		208,178
State		196,323
Total deferred income tax expense		404,501
Total income tax (benefit)	$	(4,005,981)

Income tax expense differs from the amount computed by applying the U.S. federal corporate income tax rate of 35% to loss before income taxes for the year ended December 31, 2015 due to the items listed in the following reconciliation:

		2015
Tax expense (benefit) computed at federal corporate tax rate	$	(4,158,884)
Meals and entertainment		8,132
Penalities		139
State income taxes (net of federal benefit)		146,162
Federal income tax related to prior years		(1,530)
Total income tax benefit	$	(4,005,981)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2015 are as follows:

		2015
Deferred tax assets		
Loss carryforwards	$	428,801
Deferred income		165,290
Gross deferred tax assets		594,091
Less: Valuation allowance for state deferred tax assets		(431,103)
Net deferred tax assets		162,988
Deferred tax liabilities		
Investments		5,120
Prepaid expenses		124,459
Gross deferred tax liabilities		129,579
Net deferred tax asset	$	33,409

The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the assets will not be realized. As of December 31, 2015, the Company recorded a valuation allowance

of $431,103 against its state deferred tax assets including deferred tax assets related to state net operating loss carryforwards. Under the benefits-for-loss approach, a valuation allowance has not been recorded against the Company's federal deferred tax assets as they are expected to be realized by the consolidated group. The valuation allowance increased $431,103 in 2015 primarily due to additional operating losses incurred in 2015 resulting in a cumulative loss position over recent years.

The Company has determined that no uncertain tax positions exist as of December 31, 2015. As a result, the Company has not recorded any liabilities for unrecognized tax benefits as of December 31, 2015. Management does not anticipate a material change to the Company's uncertain tax positions during 2016. It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes, as appropriate. For the major jurisdictions where it operates, the Company is generally no longer subject to income tax examination by tax authorities for the years ended before 2008.

As of December 31, 2015, the Company had state operating loss carryforwards of $8,188,624 with a related tax benefit of $428,801. These carryforwards expire in various years through 2035. The Company did not have any federal capital loss, operating loss or credit carryforwards.

Note 6: Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2015, the Company had net capital under Rule 15c3-1 of $18,014,823 which was $17,361,294 in excess of its required net capital of $653,529 and the Company's ratio of aggregate indebtedness to net capital, as defined, was .54 to 1.

The Company has entered into a written agreement with its clearing firm, which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, $100,000 held on deposit at the clearing firm is treated as an allowable asset for purposes of the Company's net capital computation.

Note 7: Related Party Transactions

CMFG Life provides services to CBSI as defined in an expense sharing agreement and charges CBSI for the cost of such services. CMFG Life pays commissions and compensation expenses on behalf of CBSI, for which CBSI reimburses CMFG Life. The agreement covers expenses related to sales and marketing, administrative, operations and other support and infrastructure costs. Total expenses related to CBSI for services provided by CMFG Life for the year ended December 31, 2015 were reported as follows on the accompanying statement of income (loss).

	2015
Commissions and compensation to affiliates	$ 120,203,757
Administrative expenses	15,574,739
Total related-party expenses	$ 135,778,496

Accounts receivable from affiliates were netted against commissions and accounts payable to affiliates, when a right of offset exists.

Commissions and other compensation expenses, which are paid by CMFG Life on behalf of CBSI in accordance with the expense sharing agreement, includes compensation expense and benefits and other related expenses.

Commission income received by the Company from CMFG Life and MLIC, for brokering proprietary products of CMFG Life and MLIC was $3,879,814 and $23,071,998, respectively, for the year ended December 31, 2015.

The Company hires MEMBERS Capital Advisors, Inc. ("MCA") a subsidiary of CMIC, as its investment advisor. The Company recorded MCA investment management fees totaling $33,481 in 2015.

The Company received a capital contribution of $10,000,000 from CMIC in 2015 which was recorded as additional paid in capital.

Related party balances are generally settled monthly.

Note 8: Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Credit Risk—As an introducing broker, the Company accepts customer orders and arranges for other independent licensed brokers to clear the orders on a fully disclosed basis. As a result, the Company does not hold customer funds or securities.

Under the terms of the Company's agreements with its clearing agents, the Company has agreed to indemnify the independent licensed brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing information it receives from its clearing agent on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

At December 31, 2015, the Company has recorded a liability of $7,389 to cover deficit balances of customers who were introduced to the Company's clearing agent in the event such customers are unable to satisfy their obligations. This balance is included in other liabilities. The Company believes that the likelihood that it will be required to make additional payments under this agreement is remote; therefore no additional contingent liability is recorded in the statement of financial condition.

Regulatory Matters—In the normal course of business, the Company may discuss matters raised during routine examinations or other inquiries with its regulators. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

Pending Litigation—The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial condition, results of operations or cash flows of the Company.

Note 9: Deferred Income

CBSI sells variable annuities on behalf of an unrelated insurer. The Company receives bonus commission payments as part of this service. The bonus is subject to refund based on future production and is recorded as deferred income in the statement of financial condition. The bonus is recognized as revenue when variable annuity sales exceed established thresholds, and therefore is no longer subject to refund. Amounts received, deferred and recognized for 2015 are as follows:

	Total Bonus Commission Payments Received	Deferred Income Related to Bonus Commission Payments
Total, January 1, 2015 (previously deferred)	$ 1,000,000	$ 248,000
Bonus commission payments recognized as revenue in 2015	-	(149,000)
Total, December 31, 2015	$ 1,000,000	$ 99,000

CBSI brokers an institutional variable universal life product for an unrelated carrier. While the Company generally records front-end sales commissions as revenue on a trade-date basis, commissions received associated with this carrier and product have been deferred until the expiration of the underlying chargeback period. For this carrier, brokered commissions revenue of $287,815 have been deferred in anticipation of additional chargebacks and have been included within deferred income in the statement of financial condition as of December 31, 2015. The Company recognized $273,397 of revenue in 2015 that had previously been deferred.

Note 10: Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued. During this period, there were no significant subsequent events that required adjustment to or disclosure in the accompanying financial statements.